* FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Adamas Pharmaceuticals, Inc.
in connection with Registration Statement
on Form S-1 filed on March 5, 2014

Danielle E. Naftulin

T: +1 650 849 7118

dnaftulin@cooley.com

March 19, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler

RE:        Adamas Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed March 5, 2014

File No. 333-194342

Confidentially Submitted January 31, 2014

CIK No.001328143

Dear Mr. Riedler:

On behalf of Adamas Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 27, 2014 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on January 31, 2014 and, as subsequently revised, was filed with the Commission on March 5, 2014 (the “Registration Statement”). In this letter, we are responding only to comment number 26 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 26 in the Company’s letter dated March 5, 2014.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

available to it.  In such event, we request that you telephone the undersigned at 650-849-7118 rather than rely on the U.S. mail for such notice.

Anticipated Price Range:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show, which the Company anticipates could commence as soon as [*], 2014. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be in the range of $[*] to $[*] per share. Please note that the foregoing per share amounts do not reflect the impact of an anticipated stock split that the Company plans to effect prior to the offering.

Staff Comments and Supplemental Company Responses

Comment:

26.                               Please note that we will evaluate any stock compensation or beneficial conversion feature issues once an IPO price has been determined. In this regard, please provide us a discussion of each significant factor contributing to the difference between the fair value as of the date of each recent grant or equity issuance and the estimated IPO price prior to going effective.

Supplemental Company Response:

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during 2013 and 2014. The Company plans to reevaluate each of these assumptions, and revise them as appropriate, in preparing its financial statements for the first quarter of 2014 and each quarter thereafter.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Stock option grants and common stock valuations

The Company has advised us that it has granted stock options during the period from January 1, 2013 through the date of this letter as follows:

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock(1)	Estimated fair value per share of common stock(1)	Deemed fair value per share of common stock for financial accounting purposes
May 22, 2013	44,000	$3.38	$3.38	$6.43	(2)
December 13, 2013	234,500	6.61	6.61	18.09	(3)
December 24, 2013	29,500	6.61	6.61	18.09	(3)
February 2, 2014	60,000	17.99	17.99	TBD	(4)
February 20, 2014	674,500	17.99	17.99	TBD	(4)
March 3, 2014	168,000	22.45	22.45	TBD	(4)
March 4, 2014	30,000	22.45	22.45	TBD	(4)

(1) The exercise price per share of common stock and the estimated fair value per share of common stock represent the determination by the Company’s board of directors of the estimated fair value of the Company’s common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions of the most recent independent valuations of the common stock as discussed below.

(2) For the May 22, 2013 grant date, the Company has reassessed the fair value of common stock and used a deemed fair value per share of common stock for financial accounting purposes of $6.43 per share, which was calculated based on a monthly straight line progression from the deemed value at December 31, 2012 ($3.89 per share) to the deemed value at October 31, 2013 ($8.96 per share).  These deemed fair values were determined in the course of preparing the Company’s financial statements with a retrospective view as to events that occurred subsequent to the grant date.

(3) For the December 13, 2013 and December 24, 2013 grant dates, the Company has reassessed the fair value of common stock and used a deemed fair value per share of common stock for financial accounting purposes of $18.09 per share.  This deemed fair value was determined in the course of preparing the Company’s financial statements with a retrospective view as to events that occurred subsequent to the grant dates.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

(4) As discussed further below, for the 2014 grant dates, the Company has determined to use a discount to the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes, including determination of the stock-based compensation expense that will be reflected in the Company’s financial statements. This discount will be 20% for the February 2, 2014 grants and will decline linearly to a nominal discount immediately prior to the IPO. This determination is based on the assumption that the IPO is completed by [*] 2014 and may be revisited if this assumption changes.

The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The third-party valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method.

The assumptions used in the third-party valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•                  Independent third-party valuations of the common stock as of December 31, 2012, October 31, 2013 and December 31, 2013;

•                  important developments and risks in the Company’s operations, most significantly related to the clinical development of the Company’s product candidates, ADS-5102, ADS-8704 and ADS-8902;

•                  recent and expected milestone payments received from Forest Laboratories, Inc. (“Forest”);

•                  equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering (“IPO”) valuations and other metrics;

•                  the estimated likelihood of achieving a liquidity event for the shares of the Company’s common stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

•                  the prices at which the Company sold its shares of preferred stock in arms-length transactions and the terms of the preferred stock relative to the terms of the Company’s common stock; and

•                  the fact that the options and the Company’s common stock are illiquid securities of a private company.

Determination of estimated enterprise value

The independent third-party valuations considered several valuation approaches as follows:

Market Approach. The market approach values a business by reference to guideline companies for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline public or private companies.

Option-Pricing Method Backsolve, or OPM Backsolve. The OPM backsolve method derives the implied equity value of a company from a recent transaction involving the company’s own securities issued on an arms-length basis.

Allocation of estimated enterprise value to outstanding securities

Option-Pricing Method, or OPM. The OPM treats the rights of the holders of preferred and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Accordingly, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

Probability Weighted Expected Return Method. Using the probability weighted expected return method, or PWERM, the value of a company’s common stock is estimated based upon the analysis of future values for the company assuming various possible future liquidity events, such as an IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

Hybrid method. The hybrid method is a weighted average method that combines both the OPM and PWERM method. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

Illiquidity discount

In determining the estimated fair value of the Company’s common stock, the Company’s board of directors also considers the fact that the Company’s stockholders cannot freely trade its

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

common stock in the public markets. The estimated fair value of the Company’s common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Stock option grant dates

May 22, 2013: In November 2012, the Company signed a license agreement with Forest, and received a $65 million up front payment.  The Company obtained an independent valuation as of December 31, 2012 reflecting, among other things, the up front payment and future revenue expectation related to this agreement. For purposes of this valuation, the Company’s independent valuation consultant used a non-marketability discount of 30%, a volatility factor of 54% and a time to liquidity event of 2.5 years. Between December 31, 2012 and May 22, 2013, the Company continued to expand resources and make progress in its clinical product portfolio. However, the Company’s board of directors did not believe there were any internal or external developments that would indicate that the fair value of the Company’s common stock had increased from December 31, 2012. Accordingly, the Company’s board of directors determined the fair value of its common stock to be $3.38 per share as of May 22, 2013, consistent with the conclusion of the December 31, 2012 independent valuation.

December 13, 2013 and December 24, 2013: Between May 22, 2013 and December 13, 2013, the Company made significant progress in its clinical product portfolio. In particular, in June 2013 the Company announced that its Phase 2/3 clinical study for ADS-5102 had met its primary endpoint and was statistically significant, and in October 2013 the Company presented these results at the World Parkinson’s Congress. Also in October 2013, Forest completed several pharmacokinetics studies related to development milestones under the license agreement with the Company, and in the fourth quarter of 2013 the Company received two $20 million development milestone payments from Forest related to the completion of studies that support Forest’s NDA filing for MDX-8704. The Company obtained an independent valuation as of October 31, 2013 using a hybrid of the OPM and PWERM methods as described above. For purposes of the OPM method, the Company’s independent valuation consultant used a non-marketability discount of 30%, a volatility factor of 66% and a time to liquidity event of 2.2 years. For purposes of the PWERM method, the independent valuation consultant used two times invested capital to date as of October 2013 to determine an estimated IPO exit value, a 25% discount factor and a time to liquidity event of 1.2 years. The hybrid model incorporated a weighting of 75% to the OPM method and 25% to the PWERM method. The Company’s board of directors, taking into account the October 31, 2013 independent valuation and other relevant factors, including recent and expected milestone payments received from Forest, determined the fair value of the Company’s common stock to be $6.61 per share as of December 13, 2013 and December 24, 2013, consistent with the conclusion of the October 31, 2013 independent valuation.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

February 2, 2014 and February 20, 2014:  Between December 24, 2013 and February 2, 2014, the Company made significant progress towards its IPO by making an initial confidential submission of its draft registration statement with the Commission on January 31, 2014 and Forest continued to make progress with the preparation of the NDA filing for MDX-8704. Also during this period, Neurocrine Biosciences, Inc. made significant developments with the development of a drug candidate for the treatment of symptoms of tardive dyskinesia. The Company obtained an independent valuation as of December 31, 2013 using a hybrid of the OPM and PWERM methods as described above. For purposes of the OPM method, the independent valuation consultant used a non-marketability discount of 20%, a volatility factor of 56% and a time to liquidity event of 2 years. For purposes of the PWERM method, this independent valuation consultant used 2.3 times invested capital to date as of December 31, 2013 to determine a potential IPO exit value, a 20% discount factor and a time to liquidity event of 0.33 years. The hybrid model incorporated a weighting of 50% to the OPM method and 50% to the PWERM method.  The Company’s board of directors, taking into account the December 31, 2013 independent valuation, submission of the draft registration statement with the Commission on January 31, 2014, recent and expected milestone payments to be received from Forest, recent market trends and other relevant factors, determined the fair value of the Company’s common stock had increased significantly to $17.99 per share as of February 2, 2014 and February 20, 2014.

March 3, 2014 and March 4, 2014: Between February 20, 2014 and March, 2014, the Company made additional significant progress towards its IPO and in its clinical product portfolio.  The Company’s management team utilized the metrics presented by its independent valuation consultant in the December 31, 2013 valuation to determine the value of its common stock as of March 3, 2014. The parameters utilized by the Company’s management team were similar to those used for the December 31, 2013 independent valuation described above.  The Company similarly used a hybrid of the OPM and PWERM methods but instead incorporated a weighting of 15% to the OPM method and 85% to the PWERM method. The Company’s board of directors, taking into account the December 31, 2013 independent valuation analysis, the valuation prepared by the Company’s management team utilizing the metrics from the December 31, 2013 independent valuation and other relevant factors determined the fair value of the Company’s common stock to be $22.45 per share as of March 3, 2014 and March 4, 2014, which was consistent with the conclusion of the management team’s valuation analysis.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

2013 Stock Option Grants.  As described above, the per share exercise prices of the stock options granted on May 22, 2013, December 13, 2013 and December 24, 2013 were supported by reasonable valuation analysis with respect to the underlying common stock, including reasonably contemporaneous common stock valuations prepared by the Company’s independent valuation consultant. Accordingly, the Company and its board of directors consider these prices to represent bona fide estimates of the fair value of the common stock as of the respective grant dates. Notwithstanding this view, in the interest of prudence and solely for financial accounting purposes, the Company has determined, with respect to the stock options granted in 2013, to use a deemed fair value per share of common stock calculated based on a monthly straight line progression between the deemed values as of the dates of the independent valuation reports, which were obtained as of December 31, 2012, October 31, 2013 and December 31, 2013. These deemed fair values were determined in the course of preparing the Company’s financial statements with the benefit of hindsight as to events that occurred subsequent to the respective grant dates and were used in determining stock-based compensation expense for the respective periods.

The Company believes the following factors, along with those set forth above with respect to each of the option grant dates through December 24, 2013, more than adequately explain the difference between the grant date estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

•                  In January 2014, Neurocrine Biosciences, Inc. announced positive results from a Phase 2 clinical trial of its drug candidate for the treatment of symptoms of tardive dyskinesia, NBI-98854, which contributed to a one-day increase in its market capitalization of almost 90%. This positive development in a closely related indication validated and potentially increased the interest of investors in the prospects for the Company’s drug candidate for the treatment of levodopa induced dyskinesia, ADS-5102.

•                  In February 2014, Forest submitted to the FDA a New Drug Application for MDX-8704, a once-daily fixed-dose combination of Namenda XR and the FDA-approved CNS drug donepezil, for the treatment of moderate to severe dementia associated with Alzheimer’s disease that the Company is co-developing with Forest.  This submission is a condition precedent to Forest’s obligation to make a series of payments to the Company for up to $55 million based upon the achievement of certain regulatory milestones prior to and including the first FDA approval of MDX-8704;

•                  In February 2014, Forest announced that it would no longer supply immediate-release Namenda tablet, and that it would focus its efforts on Namenda XR and MDX-8704. One potential effect of this decision by Forest was to increase the Company’s potential royalty revenue from Namenda XR and MDX-8704 by elevating the potential commercial trajectories of those products, thereby potentially enhancing the Company’s value.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

•                  In February 2014, Actavis PLC agreed to acquire Forest for approximately $25 billion. Since securities analysts have stated that the Namenda franchise, including Namenda XR and in the future potentially MDX-8704, represents a significant component of Forest’s overall value, this premium acquisition provided evidence of the significant value of the Company’s development platform in general and Namenda XR and MDX-8704 in particular.

•                  Subsequent to the confidential submission of the Company’s registration statement to the Commission on January 31, 2013, the Company engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“testing the waters meetings”). In connection with such testing the waters meetings the Company received feedback from potential investors regarding the Company’s enterprise value which caused management to increase its expectations regarding the anticipated price range of an IPO of the Company’s common stock.

•                  The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through December 24, 2013 and the estimated IPO price range.

•                  The estimated price range reflects a substantial improvement in the relevant market environment, as evidenced by the more than 16% increase in the value of the NASDAQ Biotechnology Index in the less than three months since December 24, 2013.

•                  The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The estimated IPO price range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•                  The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

tradeable securities to enable the Company to make strategic acquisitions as the Company’s board of directors may deem appropriate, providing enhanced operational flexibility.

2014 Stock Option Grants.  As described above, the per share exercise prices of the stock options granted on February 2, 2014, February 20, 2014, March 3, 2014 and March 4, 2014 were supported by reasonable valuation analysis with respect to the underlying common stock utilizing metrics similar to those used by the Company’s independent valuation consultant. Accordingly, the Company and its board of directors consider these prices to represent bona fide estimates of the fair value of the common stock as of the respective grant dates. Notwithstanding this view, in the interest of prudence and solely for financial accounting purposes, the Company has determined that with respect to the stock options granted on February 2, 2014, February 20, 2014, March 3, 2014 and March 4, 2014 and any others that may be granted prior to the IPO, it will use a discount to the price to the public in the IPO as the deemed fair value per share of common stock.  This discount will be 20% for the February 2, 2014 grants and will decline linearly to a nominal discount immediately prior to the IPO.  This determination is based on the assumption that the IPO is completed by [*] 2014 and may be revisited if this assumption changes.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Please do not hesitate to contact Kenneth Guernsey at (415) 693-2091 or me at (650) 849-7118 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Danielle E. Naftulin

Danielle E. Naftulin

cc:	Kenneth L. Guernsey, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Gregory Went, Adamas Pharmaceuticals, Inc.
Anthony Rimac, Adamas Pharmaceuticals, Inc.
Bruce Dallas, Davis Polk & Wardwell LLP

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.